Exhibit 99.2

For Immediate Release: December 10, 2025

Attention: Business Editors

VERSABANK DECLARES DIVIDENDS

LONDON, ON/CNW - VersaBank (the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced that cash dividends in the amount of CAD $0.025 per Common Share of the Bank have been declared for the quarter ending January 31, 2026, payable as of January 31, 2026, to shareholders of record at the close of business on January 9, 2026.

The dividends to which this notice relates are eligible dividends for tax purposes.

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary tokenized deposits.

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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